Exhibit 2.1

Antelope Brands Bidco Inc.
c/o The Corporation Trust Company, Corporation Trust Center,
1209 Orange Street, Wilmington, Delaware 19801

Bushnell Inc. c/o Vista Outdoor Inc. 262 N. University Avenue Farmington, Utah 84025	Bushnell Performance Optics Asia Limited c/o Vista Outdoor Inc. 262 N. University Avenue Farmington, Utah 84025
Bolle Inc. 1209 Orange Street, Wilmington, Delaware 19801	Serengeti Eyewear, Inc. 111 Eighth Avenue, New York, New York 10011
Bushnell Outdoor Products Japan Limited 4F 2-21-2 Yushima, Bunkyo-Ku, Tokyo, 113-0034, Japan	Vista Outdoor Inc. 262 N. University Avenue Farmington, Utah 84025
August 31, 2018
Dear Sirs
We, Antelope Brands Bidco Inc. (“we”, “us” or the “Buyer”), refer to the Stock Purchase Agreement (the “Purchase Agreement”), dated as of July 2, 2018, by and among us, Bushnell Inc., a Delaware corporation, Bushnell Performance Optics Asia Limited, a Hong Kong corporation, Serengeti Eyewear, Inc., a New York corporation, Bushnell Outdoor Products Japan Limited, a Japan corporation, Bollé Inc., a Delaware corporation, and Vista Outdoor Inc., a Delaware corporation. This letter clarifies the understanding of the parties with respect to certain matters set forth in the Purchase Agreement, including certain amendments thereto, in each case, in accordance with Section 11.3 of the Purchase Agreement and as forth herein (this “Amendment”). Capitalized terms used and not defined in this Amendment have the meaning given to them in the Purchase Agreement.
The parties to the Purchase Agreement wish to enter into this Amendment for the purposes of recording certain acknowledgments in respect of the Purchase Agreement.
Section 7.21(a) of the Purchase Agreement

1.
The parties acknowledge that, notwithstanding the terms of Section 7.21(a) of the Purchase Agreement, prior to Closing, the Sellers may not have, and may not have caused their respective Affiliates (other than the Target Entities and the Company Subsidiaries) to have, assigned, conveyed and transferred to the Target Entities or the Company Subsidiaries, as applicable, all of the Sellers’ and any such member of the Seller Group’s right, title and interest in and to all of the assets and Contracts which immediately prior to Closing exclusively or primarily relate to, or are exclusively or primarily used in or for, the Target Business together with any Shared Contracts (only to the extent that the relevant rights and obligations under any such Shared Contract relate to the Target Business) (collectively, the “Transferred-In Assets”).

2.
To the extent that any of the Transferred-In Assets have not, prior to or as at Closing, been assigned, conveyed and transferred to the Target Entities or the Company Subsidiaries, as applicable in accordance with Section 7.21(a) of the Purchase Agreement, the Sellers shall and shall cause their respective Affiliates to do so as soon as reasonably practicable following Closing and prior to the expiry of 12 months from Closing. The Sellers shall, and shall cause their respective Affiliates to, promptly execute and deliver such documents and perform such acts as may reasonably be required or as the Buyer may reasonably request for the purpose of giving full effect to the assignment, conveyance and transfer to the Target Entities or the Company Subsidiaries, as applicable, all of the Sellers’ and each member of the Seller Group’s right, title and interest in and to the Transferred-In Assets, in each case subject to paragraph 11 below.

3.
The parties agree that, notwithstanding the Buyer’s acknowledgment at paragraph 1 and the provisions of paragraph 2 above, and notwithstanding the consummation of the Closing, in accordance with Section 10.2(a) of the Purchase Agreement, the Sellers will remain jointly and severally liable to defend, indemnify and hold harmless Buyer and its Affiliates (including, after Closing the Target Entities and the Company Subsidiaries) and their respective officers, directors, managers, employees, successors and assigns (collectively, the “Buyer Indemnitees”) from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with or as a result of the Sellers’ non-performance of their obligations contained under Section 7.21(a) of the Purchase Agreement. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the obligations of the Sellers set forth in this Amendment constitute covenants and agreements contained in the Purchase Agreement that are to be performed after the Closing Date, and accordingly, such obligations shall survive the Closing Date until they are fully performed. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the Sellers shall jointly and severally defend, indemnify and hold harmless the Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with, or as a result of the breach of any agreement or covenant of the Sellers contained in this Amendment pursuant to Section 10.2(a)(ii) of the Purchase Agreement.

Section 7.21(b) of the Purchase Agreement

4.
The parties acknowledge that, notwithstanding the terms of Section 7.21(b) of the Purchase Agreement, prior to Closing, the Sellers may not have procured that certain of the assets and Contracts of the Target Entities and/or Company Subsidiaries which immediately prior to Closing exclusively or primarily related to, or were exclusively or primarily related to, or were exclusively or primarily used in or for, the Excluded Business, together with any Shared Contracts (only to the extent that the relevant rights and obligations under any such Shared Contract relate to the Excluded Business) to be transferred from the Target Entities and the Company Subsidiaries, as applicable, to a member of the Seller Group (other than the Target Entities and the Company Subsidiaries) (collectively, the “Transferred-Out Assets”).

5.
To the extent that any of the Transferred-Out Assets have not, prior to or as at Closing, been assigned, conveyed and transferred from the Target Entities or the Company Subsidiaries, as applicable in accordance with Section 7.21(b) of the Purchase Agreement, the Sellers shall and shall cause their respective Affiliates to arrange for the Transferred-Out Assets to be assigned, conveyed and transferred from the Target Entities or the Company Subsidiaries to the Excluded Business as soon as reasonably practicable following Closing and prior to the expiry of 12 months from the date of Closing. The Buyer shall, and shall cause its Affiliates to, promptly execute and deliver such documents and perform such acts as may reasonably be required or as the Sellers may reasonably request for the purpose of giving full effect to the assignment, conveyance and transfer by the Target Entities or the Company Subsidiaries, as applicable, of their respective right, title and interest in and to the Transferred-Out Assets, in each case, subject to paragraphs 6 and 11 below.

6.
All costs and expenses (including for the avoidance of doubt, any applicable Tax) incurred in connection with any transactions or actions contemplated by paragraphs 2, 5 and 9 of this Amendment shall be borne by the Sellers. Without prejudice to the preceding paragraph, if the Buyer (or any of its Affiliates, including the Target Entities and the Company Subsidiaries), in good faith, considers that any material costs or expenses are likely to be incurred in connection with the transactions contemplated thereby or as a result of any such co-operation or other action, at the Buyer's election the Sellers shall first be obliged to agree to reimburse the Buyer (or any of its Affiliates, including the Target Entities and the Company Subsidiaries) for all such costs and expenses before any action is taken. Also, in the case of paragraph 9 below, the Buyer (or any of its Affiliates, including the Target Entities and the Company Subsidiaries) may elect to require the Sellers to engage (and pay for) a mutually agreed third party to manage and implement the transfers of the Retained Employee Contracts to a member of the Seller Group (other than a Target Entity or Company Subsidiary) or the transfer of the Target Employee Contracts to a Target Entity or Company Subsidiary; provided, however, that the parties shall, acting reasonably and in good faith, mutually agree to the costs to be incurred by such third party prior to any such engagement unless such costs are immaterial.

7.
The parties agree that, notwithstanding the Buyer’s acknowledgement at paragraph 4 above, in accordance with Section 10.2(a) of the Purchase Agreement, and notwithstanding the consummation of the Closing, the Sellers remain jointly and severally liable to defend, indemnify and hold harmless the Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with or as a result of the Sellers’ non-performance of their obligations contained under Section 7.21(b) of the Purchase Agreement. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the obligations of the Sellers set forth in this Amendment constitute covenants and agreements contained in the Purchase Agreement that are to be performed after the Closing Date, and accordingly, such obligations shall survive the Closing Date until they are fully performed. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the Sellers shall jointly and severally defend, indemnify and hold harmless the Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with, or as a result of the breach of any agreement or covenant of the

Sellers contained in this Amendment pursuant to Section 10.2(a)(ii) of the Purchase Agreement.
Section 7.21(d) of the Purchase Agreement

8.
The parties acknowledge that, notwithstanding the terms of Section 7.21(d) of the Purchase Agreement, prior to Closing, the Sellers may not have caused the contracts of employment of all Target Employees who were employed by a member of the Seller Group other than the Target Entities or a Company Subsidiary as of the Closing (“Target Employee Contracts”) to be transferred to a Target Entity or Company Subsidiary, and the Sellers may not have caused the contracts of employment of all Retained Employees who were employed by the Target Entities or a Company Subsidiary as of the Closing (“Retained Employee Contracts”) to be transferred to a member of the Seller Group other than a Target Entity or Company Subsidiary.

9.
To the extent that, prior to or as at Closing, any Target Employee Contract was not transferred to a Target Entity or Company Subsidiary, or any Retained Employee Contract that was not transferred to a member of the Seller Group other than a Target Entity or Company Subsidiary, unless different timing is specified in the Transition Services Agreement, the Sellers shall and shall cause their respective Affiliates to do so as soon as reasonably practicable following Closing and within 12 months of Closing. Each of the Buyer and the Seller shall, and shall cause their respective Affiliates to, promptly execute and deliver such documents and perform such acts as may reasonably be required or as the other party(ies) may reasonably request for the purpose of giving full effect to (i) the transfer of the Target Employee Contracts to a Target Entity or Company Subsidiary and (ii) the transfer of the Retained Employee Contracts to a member of the Seller Group other than a Target Entity or Company Subsidiary, in each case subject to (x) in the case of the Buyer and its Affiliates, paragraph 6 above and (y) paragraph 11 below.

10.
The parties agree that, notwithstanding the Buyer’s acknowledgement at paragraph 8 and the provisions of paragraph 9 above, and notwithstanding the consummation of the Closing, in accordance with Section 10.2(a) of the Purchase Agreement, the Sellers will remain jointly and severally liable to defend, indemnify and hold harmless the Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with or as a result of the breach of the Sellers’ non-performance of their obligations contained under Section 7.21(d) of the Purchase Agreement. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the obligations of the Sellers set forth in this Amendment constitute covenants and agreements contained in the Purchase Agreement that are to be performed after the Closing Date, and accordingly, such obligations shall survive the Closing Date until they are fully performed. Notwithstanding anything set forth in the Purchase Agreement to the contrary, the Sellers shall jointly and severally defend, indemnify and hold harmless the Buyer Indemnitees from and against, and pay or reimburse Buyer Indemnitees for, all Losses arising from, in connection with, or as a result of the breach of any agreement or covenant of the Sellers contained in this Amendment pursuant to Section 10.2(a)(ii) of the Purchase Agreement.

Restructuring Post-Closing

11.
From and after the date hereof, each of the Buyer and the Sellers shall consult with the other and provide the other with an opportunity to review and comment on any documentation required to consummate the transactions contemplated in paragraphs 1 – 10 above.

(a)Each of the Buyer and the Sellers shall take into account all reasonable comments and reasonable requests made by the other party(ies) in respect of any documentation necessary to effectuate the transactions contemplated hereby; provided, however, that the Sellers shall not be required to take into account any comments, or take any actions, requested by Buyer that would or would reasonably be expected to result in any incremental Tax liability or Tax Detriment (including a loss or reduction of a Tax attribute) of the Sellers or any of their Affiliates (other than the Target Entities or the Company Subsidiaries); provided, further, that the Buyer shall have the right to approve any actions that would result in a Tax Detriment to the Target Entities or Company Subsidiaries which is not subject to indemnification in accordance with the terms hereof or the Purchase Agreement.
(b)From and after the date hereof, the Buyer and the Sellers shall, and shall cause their respective Affiliates to, including with respect to the Buyer after the Closing, the Target Entities and the Company Subsidiaries, reasonably cooperate, and to cause their respective Affiliates, officers, employees, agents, officers and Representatives to reasonably cooperate (including with respect to the execution of documents), with all reasonable requests made by the other party(ies) hereto in order to effectuate the transactions contemplated by paragraphs 1 – 10 above, in each case subject to (x) in the case of the Buyer, the Buyer's Affiliates and after Closing, the Target Entities and the Company Subsidiaries paragraph 6 above and (y) this paragraph 11.
Additional Indemnification

12.
Subject to the limitations set forth in Article 10 of the Purchase Agreement, except as set forth herein, the Sellers shall indemnify and hold harmless the Buyer Indemnitees against all Losses suffered or incurred by the Buyer Indemnitees arising out of or in connection with the employment by any of the Target Entities or the Company Subsidiaries of any Retained Employee, including, without limitation, any claims raised by any Retained Employee relating to their employment by any of the Target Entities or the Company Subsidiaries or the termination of such employment; provided, however, that the Sellers shall not be required to indemnify and hold harmless the Buyer Indemnitees, to the extent that any such Losses arise out of or in connection with any wilful misconduct of the Target Entities, the Company Subsidiaries, or their respective Affiliates and Representatives following the Closing.

13.
Subject to the limitations set forth in Article 10 of the Purchase Agreement, except as set forth herein, the Buyer shall indemnify and hold harmless the Seller Indemnitees against all Losses suffered or incurred by the Seller Indemnitees arise out of or in connection with the employment by any member of the Retained Group of any Target Employee after the Closing Date, including, without limitation, any claims raised by any Target Employee relating to their employment by any member of the Retained Group or the termination of such employment; provided, however, that the Buyer shall not be required to indemnify and hold harmless the Seller Indemnitees, to the extent that any such Losses arise out of the wilful misconduct of any member of the Retained Group or their respective Affiliates and Representatives.

14.
For the avoidance of doubt, the Seller Indemnities may not raise a claim under the foregoing indemnity in respect of any Losses suffered or incurred by the Seller Indemnities arising out of or in connection with any claim made by any of the Buyer Indemnities under Article 10.2(a)(vii), (viii), (ix) or (x) of the Purchase Agreement.

15.
Notwithstanding anything to the contrary herein, and at all times subject to the terms of the Transition Services Agreement, other than for “cause” (a) the Sellers may not terminate any Target Employees currently employed by the Seller Group and set forth on Exhibit A hereto, and (b) the Buyer may not terminate any Retained Employees currently employed by the Target Entities and the Company Subsidiaries and set forth on Exhibit B hereto, in each case, without the written consent of the other party (which such consent shall not be unreasonably conditioned, withheld, or delayed).

Schedules to the Purchase Agreement

16.
The parties acknowledge and agree that the Schedules to the Purchase Agreement are hereby amended and restated in their entirety and replaced, in lieu thereof, with the Amended and Restated Schedules attached hereto as Exhibit C.

Exhibit B to the Purchase Agreement

17.
The parties acknowledge and agree that Exhibit B to the Purchase Agreement (Balance Sheet Rules) is hereby amended and restated in its entirety and replaced, in lieu thereof, with the Balance Sheet Rules attached hereto as Exhibit D.

Definition of “Indebtedness”

18.	The parties acknowledge and agree that the definition of “Indebtedness” is hereby amended by deleting such section in its entirety and replaced, in lieu thereof, with the following:

a)
“Indebtedness” means, with respect to the Target Entities and the Company Subsidiaries, without duplication, (a) indebtedness for borrowed money, (b) any earnout payments or similar amounts owing as deferred purchase price for property or services (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (d) payment obligations due and owing under any interest rate, currency or other hedging agreement, (e) obligations under any performance bond or letter of credit, but only to the extent drawn, (f) any liability with respect to the retiree medical plan or the Vista Outdoor Inc. Pension and Retirement Plan, (g) any unfunded benefit liability with respect to any retirement plan or scheme, (h) any outstanding liabilities under capital leases, (i) any liability in respect of Income Tax (j) any balances in respect of unclaimed property (North America), (k) any off balance sheet liabilities in respect of French retirement indemnities, (l) any liabilities related to the Restructuring (including Taxes imposed on the Target Entities or Company Subsidiaries resulting from or related to the Restructuring), (m) credit balances recorded within accounts receivable, (n) provisions for legal claims or provisions for risks, (o) accrued and unpaid Income

Taxes for any Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date, in each case, on the assumption that the Straddle Period ends on the Closing Date (other than such Income Taxes imposed on a Target Entity or Company Subsidiary resulting from the Restructuring), (p) any net deferred Tax liabilities other than deferred Tax liabilities of the nature and amount set forth on Schedule 5.8(a), which would be required to be included on the 2018 Financial Statements in accordance with GAAP, (q) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (p) above, and (r) for clauses (a) through (q) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment of such Indebtedness and (s) deferred tax is treated as indebtedness other than the $18.49 million which has been disclosed in the Financial Statements. For the avoidance of doubt, Indebtedness shall not include (i) trade payables, (ii) Transaction Expenses, (iii) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (iv) any Indebtedness included in the calculation of Current Liabilities in the determination of Closing Working Capital, (v) any intercompany Indebtedness between the Target Entities and any Company Subsidiary or between any Company Subsidiary, or (vi) any Indebtedness incurred by any Buyer Affiliate (and subsequently assumed by any of the Target Entities or Company Subsidiaries) on the Closing Date.
Definition of "Working Capital Target"

19.	The parties acknowledge and agree that the definition of “Working Capital Target” is hereby amended by deleting such section in its entirety and replaced, in lieu thereof, with the following:
"Working Capital Target" means $42,241,000.
Section 7.10(g) of the Purchase Agreement

20.	The parties acknowledge and agree that the following should be added as a new (vi) to Section 7.10(g) of the Purchase Agreement:
(vi)    Notwithstanding the foregoing, any costs or expenses relating to any Tax Contest which relates to the Restructuring shall be borne by the Sellers (but only to the extent attributable to those aspects of the Tax Contest which relate to the Restructuring).
Section 7.10(j) of the Purchase Agreement

21.	The parties acknowledge and agree that the Section 7.10(j) of the Purchase Agreement is hereby amended and restated in its entirety and replaced, in lieu thereof, with the following:
(j) Over Accrual of Taxes.
(i)     General. As promptly as is practicable after the final resolution of the adjustments provided pursuant to Section 7.10(a), the Buyer and the Sellers shall jointly prepare a schedule (the “Tax Matters Schedule”) that sets forth: (A) the amount of each Tax (on a Tax by Tax basis) included in the computation of Final

Closing Indebtedness that is related to a Pre-Closing Period; (B) the amount of each Tax (on a Tax by Tax basis) included in the computation of Final Closing Indebtedness related to the portion of a Straddle Period ending on the Closing Date; (C) the amount of each Tax (on a Tax by Tax basis) included in the computation of Final Working Capital or Final Transaction Expenses related to a Pre-Closing Period; and (D) the amount of each Tax (on a Tax by Tax basis) included in the computation of Final Working Capital or Final Transaction Expenses related to a Straddle Period.
(ii)     No later than ten (10) days after the filing of a Pre-Closing Period Tax Return relating to Taxes pursuant to Section 7.10(a), the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the amount of Taxes included in the computation of Final Closing Indebtedness that is related to such Pre-Closing Period Tax Return (determined pursuant to the Tax Matters Schedule) over (y) the amount of Taxes reflected on such Pre-Closing Period Tax Return that was due and payable.
(iii)     No later than ten (10) days after the filing of a Straddle Period Tax Return relating to Taxes pursuant to Section 7.10(b), the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the amount of Taxes included in the computation of Final Closing Indebtedness that is related to such Straddle Period Tax Return (determined pursuant to the Tax Matters Schedule) over (y) Sellers’ share of the Taxes related to such Straddle Period Tax Return (determined in accordance with Section 7.10(c)).
(iv)     No later than ten (10) days after the filing of the last Tax Return related to Taxes that were included in Final Working Capital and Final Transaction Expenses, the Buyer shall pay to Sellers in immediately available funds an amount equal to the excess, if any, of (x) the aggregate amount of Taxes included in Final Working Capital and Final Transaction Expenses that are related to such Pre-Closing Period Tax Returns and Straddle Period Tax Returns (determined pursuant to the Tax Matters Schedule) over (y) the aggregate amount of Taxes for which Sellers were responsible pursuant to this Agreement (determined, in the case of a Straddle Period, in accordance with Section 7.10(c)).
(v)     Cooperation. The Sellers and the Buyer shall, and shall cause their respective Affiliates to, including with respect to the Buyer after the Closing, the Target Entities and the Company Subsidiaries), reasonably cooperate, and to cause their respective Affiliates, officers, employees, agents, officers and Representatives to reasonably cooperate, in connection with the determination and calculation of amounts, if any, payable by Buyer to Sellers pursuant to this Section 7.10(j).
Section 10.2(a)(x) of the Purchase Agreement

22.	The parties acknowledge and agree that Section 10.2(a)(x) to the Purchase Agreement is hereby amended by deleting such section in its entirety and replaced, in lieu thereof, with the following:

(x) the termination of any Retained Employee by any of the Target Entities or the Company Subsidiaries, but only to the extent that any such Losses do not arise out of or in connection with any willful misconduct of the Buyer or its Affiliates (including, after the Closing, the Target Entities and the Company Subsidiaries) following the Closing.
Pre-Closing Restructuring

23.
The parties acknowledge and agree that in respect of the covenants and agreements contained in Section 7.21(c) of the Purchase Agreement the indemnification obligations in the Purchase Agreement shall survive for a period of twenty four (24) months after the Closing Date.

24.
For the purposes of the restructuring steps contemplated in Section 7.21 of the SPA, the Sellers shall be required to finalise the amount of all intercompany payables contemplated in the Transaction Implementation Deck prepared by Reed Smith and dated 30 August 2018 (the “Transaction Implementation Deck”) and provide the amounts to the Buyer in a matrix which illustrates the elimination of all such amounts (in accordance with the Transaction Implementation Deck) as soon as reasonably practicable following Closing and, in any event, within four weeks of Closing (the “Matrix”). The parties acknowledge that the Matrix shall be the record of such amounts for future reference and for the purpose of the legal documentation which implements the pre-closing restructuring.

25.	Following the date hereof, the Sellers shall provide to the Buyer the following items in connection with:

a)	Steps 5, 6, and 7 of the Transaction Implementation Deck, a list of Transferred-In Assets and their respective values;

b)
Step 9 of the Transaction Implementation Deck, (i) a list of all inventory exclusively or primarily used in connection with the Excluded Business, and (ii) final tax costs for each Target Entity or Company Subsidiary, in each case to the extent included in Step 9;

c)	Step 10 of the Transaction Implementation Deck, a final valuation and tax calculation for each Target Entity or Company Subsidiary to the extent included in Step 10;

d)
Step 11B of the Transaction Implementation Deck, (i) a list of all other assets exclusively or primarily used in connection with the Excluded Business, and (ii) final tax costs for each Target Entity or Company Subsidiary, in each case to the extent included in Step 11B.

To the extent that, following the Closing, the Buyer or any of its Affiliates (including the Target Companies and Company Subsidiaries) only have any of the information required for the Sellers to complete the requirements contemplated by this paragraph 22, the Buyer shall, and shall cause its Affiliates to, provide such information and otherwise reasonably cooperate with the Sellers in order for the Sellers to satisfy their obligations set forth above (at the sole cost of the Sellers).

General

26.
The parties agree and acknowledge that this Amendment has been entered into solely for the purpose of recording the above acknowledgments in respect of the Purchase Agreement and without prejudice to any rights or remedies which any party may have at any time in respect of the Purchase Agreement (whether or not subsisting as at the date of this Amendment).

27.	The provisions of Sections 11.1, 11.2, 11.3, 11.5, 11.6, 11.8, 11.9, 11.10, 11.11, 11.12, 11.13, 11.14, 11.15, 11.16 and 11.18 apply equally to this Amendment.

28.
In the event of any conflict between the terms of the Purchase Agreement and the terms of this Amendment, the terms of this Amendment will control. Except as specifically amended by this Amendment, all other terms and provisions of the Purchase Agreement shall remain in full force and effect. Each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended by this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
BUYER:
ANTELOPE BRANDS BIDCO INC.

By: /s/ Charles Grumm
Name: Charles Grumm
Title: Secretary

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
SELLER GUARANTOR:
VISTA OUTDOOR INC.
By: /s/ Miguel A. Lopez
Name: Miguel A. Lopez
Title: Chief Financial Officer

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
SELLERS:
BUSHNELL INC.
By: /s/ Miguel A. Lopez
Name: Miguel A. Lopez
Title: Chief Financial Officer

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
SELLERS:
BUSHNELL PERFORMANCE OPTICS ASIA LIMITED
By: /s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Director

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
TARGET ENTITIES:
BOLLE INC.
By: /s/ Miguel A. Lopez
Name: Miguel A. Lopez
Title: Chief Financial Officer

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
TARGET ENTITIES:
SERENGETI EYEWEAR, INC.
By: /s/ Miguel A. Lopez
Name: Miguel A. Lopez
Title: Chief Financial Officer

[Signature Page to First Amendment to the Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.
TARGET ENTITIES:
BUSHNELL OUTDOOR PRODUCTS JAPAN LIMITED
By: /s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Director

[Signature Page to First Amendment to the Stock Purchase Agreement]